02022684

AH 4/4/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECEIVED APR - 1 2002 SEC WASH. D.C. PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hankerson Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 N 44th Street, Suite 200
(No. and Street)

Phoenix, AZ 85018
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Hankerson (602) 840-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Norris & Benedict Associates, P.C.
(Name – *if individual, state last, first, middle name*)

1819 E. Morten Ave, #260 Phoenix, AZ 85020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AH 4/4/2002

OATH OR AFFIRMATION

I, William A. Hankerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hankerson Financial, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

TODD JASON
Notary Public - Arizona
Maricopa County
My Comm. Expires Jul 23, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANKERSON FINANCIAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

HANKERSON FINANCIAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

NORRIS &
BENEDICT
ASSOCIATES, P.C.

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Hankerson Financial, Inc.
Phoenix, Arizona

We have audited the accompanying balance sheets of Hankerson Financial, Inc. (an S Corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hankerson Financial, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming a basic financial statements taken as a whole. The supplemental information included on pages 12-16 and the Internal Control Report are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norris & Benedict Associates, P.C.
NORRIS & BENEDICT ASSOCIATES, P.C.
January 24, 2002

CERTIFIED PUBLIC ACCOUNTANTS

1819 E. MORTEN AVE. SUITE 260 PHOENIX, AZ 85020 (602) 861-1207 FAX (602) 861-8464 FIRM@GKNCPA.COM

Maxine L. Leonard CPS CFP, Alex Lowy CPA, Gregory K. Norris CPA, Darlene A. Richardson CPA

HANKERSON FINANCIAL, INC.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and Cash Equivalents	$ 16,539	$ 26,141
Commissions Receivable	170	4,079
Due From Independent Contractors	385	823
Other Current Assets	83	519
Total Current Assets	17,177	31,562
OTHER ASSETS		
Investments	23,928	10,099
TOTAL ASSETS	$ 41,105	$ 41,661

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts Payable	$ 3,402	$ 7,821
Payroll Tax Liability	4,786	4,787
Commissions Payable to Independent Contractor	760	252
Total Current Liabilities	8,948	12,860
STOCKHOLDER'S EQUITY		
Capital Stock		
Authorized, 100,000 Shares of Common Stock No Par Value, Issued and Outstanding 15,000 Shares	15,000	15,000
Unrealized Gains	13,952	-
Retained Earnings	3,205	13,801
Total Stockholder's Equity	32,157	28,801
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 41,105	$ 41,661

The Accompanying Notes are an Integral Part of these Financial Statements.

HANKERSON FINANCIAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES FROM COMMISSIONS EARNED	$ 219,816	$ 199,079
COST OF COMMISSIONS	27,229	24,867
GROSS PROFIT FROM OPERATIONS	192,587	174,212
OPERATING EXPENSES		
General and Administrative	51,363	51,125
INCOME FROM OPERATIONS	141,224	123,087
OTHER INCOME		
Interest and Dividend Income	266	258
Long Term Capital Gains in Mutual Funds	51	10
Income from L.L.C. Investments	1,221	753
Total Other Income	1,538	1,021
NET INCOME	$ 142,762	$ 124,108

The Accompanying Notes are an Integral Part of these Financial Statements.

HANKERSON FINANCIAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Unrealized Gains	Retained Earnings	Total
BALANCES, DECEMBER 31, 1999	$ 15,000	-	$ 8,943	$ 23,943
CASH DISTRIBUTIONS PAID	-	-	(119,250)	(119,249)
NET INCOME	-	-	124,108	124,107
BALANCES, DECEMBER 31, 2000	$ 15,000	-	$ 13,801	$ 28,801
CASH DISTRIBUTIONS PAID	-	-	(153,358)	(153,358)
UNREALIZED GAINS		13,952		13,952
NET INCOME	-	-	142,762	142,762
BALANCES, DECEMBER 31, 2001	$ 15,000	$ 13,952	$ 3,205	$ 32,157

The Accompanying Notes are an Integral Part of these Financial Statements.

HANKERSON FINANCIAL, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2001 AND 2000

	2001	2000
BALANCE, BEGINNING OF YEAR	$ -	$ -
A. Increases	-	-
B. Decreases	-	-
BALANCE, END OF YEAR	$ -	$ -

The Accompanying Notes are an Integral Part of these Financial Statements.

HANKERSON FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Collected on Commissions	$ 223,719	$ 195,838
Cash Paid to Vendors and Employees	(81,625)	(65,917)
Partnership Income	1,221	753
Interest Received	250	241
Dividends Received	16	17
Capital Gain from Mutual Fund	51	-
Net Cash From Operating Activities	143,632	130,932
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in Limited Liability Companies	573	502
Net Realized Gain (Loss) on Securities	(449)	10
Net Cash From Investing Activities	124	512
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Stockholder	(153,358)	(119,250)
NET INCREASE (DECREASE) IN CASH	(9,602)	12,194
CASH, Beginning of Year	26,141	13,947
CASH, End of Year	$ 16,539	$ 26,141

The Accompanying Notes are an Integral Part of these Financial Statements

HANKERSON FINANCIAL, INC.
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

RECONCILIATION OF NET INCOME TO
NET CASH PROVIDED BY OPERATING
ACTIVITIES

	2001	2000
Net Income	$ 142,762	$ 124,108
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Realized Gain (Loss) on Securities	-	(10)
(Increase)Decrease in Assets Affecting Operating Activities		
Commissions Receivable	3,903	(3,241)
Other Current Assets	436	(519)
Due From Independent Contractors	438	(823)
Increase (Decrease) in Liabilities Affecting Operating Activities		
Accounts Payable	(4,420)	7,821
Payroll Tax Liability	(1)	4,248
Commissions Payable to Independent Contractors	514	(652)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 143,632	$ 130,932

The Accompanying Notes are an Integral Part
of these Financial Statements

HANKERSON FINANCIAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

The Company was incorporated December 23, 1985 in the state of Arizona for the principal purpose of acting as a registered securities broker-dealer.

The Company forwards client transactions to direct participation programs and mutual funds, which carry such accounts; therefore, no customer accounts are reflected in the financial statements.

Cash Flow Information

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company did not incur nor did it pay any interest during the years ended December 31, 2001 and 2000.

Concentration of Credit Risk

As discussed in Note 4, a significant portion of the income received by the Company is received from limited liability companies in which the Company's stockholder is a member. Additionally, the limited liability company, in which the Company has invested, has an interest in commercial rental real estate in Arizona.

The Company, in the ordinary course of business, may maintain bank balances in excess of Federal Deposit Insurance Corporation Insurance Limits of $100,000 per institution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Changes in such estimates may affect amounts reported in future periods.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Allowance for Bad Debt

The Company provides for potentially uncollectible account receivables by use of the allowance method. The allowance is provided based upon a review of the individual accounts outstanding, and prior history of uncollectible contract receivables. At December 31, 2001 and 2000, no allowance has been provided for potentially uncollectible account receivables and, in the opinion of management, all receivables are considered fully collectible.

HANKERSON FINANCIAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 2 - COMMISSIONS PAYABLE TO INDEPENDENT CONTRACTOR

The Company contracts for some of its security sales activities with unrelated third parties. At December 31, 2001 and 2000, commissions payable relating to this arrangement were $760 and $246, respectively.

NOTE 3 - INCOME TAX STATUS

No provision is reflected in the financial statements for federal or state income taxes because the Company, with the consent of its stockholder, has elected S Corporation status under the Internal Revenue Code. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's income or loss. Management has not determined the amount of the provision for income tax that would have been required had such election not been in effect.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company's sole stockholder also is the sole stockholder of a related party entity, William Hankerson, Ltd. (LTD). LTD provides research services to the Company. The Company leases its office premises from LTD pursuant to a month-to-month lease agreement, which includes rent, secretarial services and other office expenses. Additionally, as Dealer Manager for several oil & gas drilling limited liability companies (LLC's), the Company receives commissions from Hankerson Management Company, LLC for which William Hankerson is the managing partner. The Company is paid a percentage of the distributable LLC cash allocated to the Manager for its services. The Company was also the Dealer Manager for several real estate limited liability companies. William Hankerson is one of the Managers of these companies. A summary of related party transactions follows:

	2001	2000
Rent and related office expenses – of which $3,000 and $7,500 was in accounts payable at December 31, 2001 and December 31, 2000 respectively	$ 16,500	$ 18,000
Salary Paid to William Hankerson	25,000	25,000
Total Related Party Expenses	$ 41,500	$ 43,000
Dealer Manager Fees Earned	$ 189,620	$ 173,195
Income From Limited Liability Companies	$ 1,221	$ 758

HANKERSON FINANCIAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. At December 31, 2001, the Company's computed net capital of $7,921 exceeded required minimum net capital by $2,921. For 2000 the Company's computed net capital of $13,530 exceeded the required minimum net capital by $8,530. At December 31, 2001 and December 31, 2000, the Company's percentage of aggregate indebtedness to net capital was 110.35% and 95.05%, respectively.

NOTE 6 - SHORT TERM INVESTMENTS

The Company has adopted Statement of Financial Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Investments classified as available for sale are reported at market value, with the unrealized gains and losses reported as a separate component of stockholder's equity. Realized gains and losses on sales of investments are included in operating results.

The Company is a member of the Van Buren/I-10 Industrial Center titled Investments on the balance sheet. The sole shareholder of the company is the controlling manager and investor of the LLC and as such, has the sole discretion to sell the LLC. He turned down an offer dated December 5, 2001 that held a value of $23,928 to the Company. This was the Fair Market Value used at December 31, 2001.

NOTE 7 - SUBSEQUENT EVENTS

The Company's investment in the Van Buren/I-10 Industrial Center is currently in escrow. The Company is expecting to receive approximately $25,000 from the sale.

NOTE 8 - CHANGES IN PRESENTATION OF COMPARATIVE STATEMENTS

The Company reclassified "Employee Advances" to "Due From Independent Contractors." This changed the character of the expenditure on the Statements of Cash Flows. As a result, for the year ended December 31, 2000, cash flows from operating activities decreased by $823 and cash flows from investing activities increased by the same amount. Now the current asset is called "Due From Independent Contractors" instead of "Due from Employees" for this statement.

HANKERSON FINANCIAL, INC.

SUPPLEMENTAL INFORMATION TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

HANKERSON FINANCIAL, INC.
SCHEDULES OF COSTS AND EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
COMMISSIONS AND FEES		
Commissions	$ 27,229	$ 24,867
GENERAL AND ADMINISTRATIVE EXPENSES		
SALARIES		
Payroll	$ 25,000	$ 25,000
Payroll Taxes	1,975	1,975
	$ 26,975	$ 26,975
OFFICE EXPENSE		
Rent, Telephone and Postage	16,500	18,000
FEES		
Regulatory Expense	2,157	770
PROFESSIONAL FEES		
Accounting Fees	5,040	5,364
INSURANCE		
Liability Insurance	96	16
OTHER		
Bank Charges	12	-
Education	150	-
Penalties	433	-
	595	-
	$ 51,363	$ 51,125

HANKERSON FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	AMOUNT PER AUDITED FINANCIAL STATEMENTS	AMOUNT PER UNAUDITED X-17A-5 PART IIA	DIFFERENCE INCREASE (DECREASE)
1. Total Stockholder's Equity	$ 32,157	$ 32,157	$ -
2. Deduct Ownership Equity Not Allowable for Net Capital	-	-	-
3. Total Ownership Equity	32,157	32,157	-
ADD:			
4. a. Liabilities Subordinated to Claims of Gen. Creditors	-	-	-
b. Other (deductions) or Allowable Credits (List)	-	-	-
5. Total Capital and Allowable Subordinated Liabilities	32,157	32,157	-
6. Deductions and/or Changes:			
a. Total Non-allowable Assets	24,236	24,236	-
8. Net Capital before Haircuts on Securities Positions	7,921	7,921	-
9. Haircuts on Securities			
e. Mutual Funds/Stocks	-	-	-
10. Net Capital	$ 7,921	$ 7,921	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
11. Minimum Net Capital Required (6.67% of Line 19)	$ 582	$ 582	$ -
12. Minimum Dollar Net Capital Requirement	5,000	5,000	-
13. Net Capital Requirement (greater of Line 11 or 12)	5,000	5,000	-
14. Excess Net Capital (Line 10 less 13)	2,921	2,921	-
15. Excess Net Capital at 1,000% (Line 10 less 10% of Line 19)	7,046	7,046	-

Continued

HANKERSON FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

COMPUTATION OF AGGREGATE INDEBTEDNESS	AMOUNT PER AUDITED FINANCIAL STATEMENTS	AMOUNT PER UNAUDITED X-17A-5 PART IIA	DIFFERENCE INCREASE (DECREASE)
16. Total A.I. Liabilities	$ 8,741	$ 8,741	$ -
19. Total Aggregate Indebtedness	$ 8,741	$ 8,741	-
20. Percentage of Aggregate Indebtedness to Net Capital (Line 19 divided by Line 10)	110.35%	110.35%	-

NOTES: Management has elected to present only those line items that have a corresponding balance on the year-end Focus Report, Form X-17A-5 filed with the Securities and Exchange Commission.

Management has elected to net the contractor payable with the contractor receivable in the above calculations.

HANKERSON FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2000

DIFFERENCE **COMPUTATION OF NET CAPITAL** (DECREASE)	AMOUNT PER AUDITED FINANCIAL STATEMENTS	AMOUNT PER UNAUDITED X-17A-5 PART	INCREASE IIA
1. Total Stockholder's Equity	$ 28,801	$ 28,801	$ -
2. Deduct Ownership Equity Not Allowable for Net Capital	-	-	-
3. Total Ownership Equity	28,801	28,801	-
ADD:			
4. a. Liabilities Subordinated to Claims of Gen. Creditors	-	-	-
b. Other (deductions) or Allowable Credits (List)	-	-	-
5. Total Capital and Allowable Subordinated Liabilities	28,801	28,801	-
6. Deductions and/or Changes: a. Total Non-allowable Assets	15,271	15,271	-
8. Net Capital before Haircuts on Securities Positions	13,530	13,530	-
9. Haircuts on Securities e. Mutual Funds/Stocks	-	-	-
10. Net Capital	$ 13,530	$ 13,530	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
11. Minimum Net Capital Required (6.67% of Line 19)	$ 857	$ 857	$ -
12. Minimum Dollar Net Capital Requirement	5,000	5,000	-
13. Net Capital Requirement (greater of Line 11 or 12)	5,000	5,000	-
14. Excess Net Capital (Line 10 less 13)	8,530	8,530	-
15. Excess Net Capital at 1,000% (Line 10 less 10% of Line 19)	12,244	12,244	-

Continued

HANKERSON FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2000

COMPUTATION OF AGGREGATE INDEBTEDNESS	AMOUNT PER AUDITED FINANCIAL STATEMENTS	AMOUNT PER UNAUDITED X-17A-5 PART IIA	DIFFERENCE INCREASE (DECREASE)
16. Total A.I. Liabilities	$ 12,860	$ 12,860	$ -
19. Total Aggregate Indebtedness	12,860	12,860	-
20. Percentage of Aggregate Indebtedness to Net Capital (Line 19 divided by Line 10)	95.05%	95.05%	-

NOTES: Management has elected to present only those line items that have a corresponding balance on the year-end Focus Report, Form X-17A-5 filed with the Securities and Exchange Commission.

Management has elected to net the contractor payable with the contractor receivable in the above calculations.

NORRIS &
BENEDICT
ASSOCIATES, P.C.

To The Board of Directors
Hankerson Financial, Inc.
Phoenix, Arizona

We have audited the financial statements of **Hankerson Financial, Inc.** for the years ended December 31, 2001 and 2000 and have issued our reports thereon dated January 24, 2002 and March 5, 2001, respectively. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

We made a study of the practices and procedures followed by the Company in making the quarterly periodic computations of aggregate indebtedness and net capital under Security and Exchange Commission (SEC) Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of SEC Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets, for which the Company has responsibility, are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures noted in the preceding paragraphs.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

CERTIFIED PUBLIC ACCOUNTANTS

1819 E. MORTEN AVE. SUITE 260 PHOENIX, AZ 85020 (602) 861-1207 FAX (602) 861-8464 FIRM@GKNCPA.COM

Maxine L. Leonard CPS CFP, Alex Lowy CPA, Gregory K. Norris CPA, Darlene A. Richardson CPA

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hankerson Financial, Inc. taken as a whole. Hankerson Financial, Inc. is affiliated with other companies in similar lines of business, all of which are controlled by a common stockholder. As discussed, in Note 4 of the Financial Statements, Hankerson Financial, Inc. and its affiliates, have engaged in significant related-party transactions. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and should not be used for any other purpose.

Norris & Benedict Associates, P.C.

NORRIS & BENEDICT ASSOCIATES, P.C.
January 24, 2002